                                                      RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-25395


                         SUPPLEMENT DATED MAY 16, 1997



                                       TO



                   PROXY STATEMENT OF PROVIDIAN CORPORATION/



                            PROSPECTUS OF AEGON N.V.

Irving W. Bailey II, CLU
Chairman and Chief Executive Officer



                                                                [LOGO] PROVIDIAN

Providian Corporation
400 West Market Street
Post Office Box 32830
Louisville, Kentucky 40232



May 16, 1997

Dear Stockholder,

  As you know, we are currently soliciting proxies for the Annual Meeting of Stockholders of Providian Corporation originally scheduled to be held on Thursday, May 29, 1997. We are writing this letter to let you know about a change we have made in the value of the AEGON common shares to be received by you in the merger of Providian's insurance operations with a subsidiary of AEGON. In order to provide you with sufficient time to consider this change, Providian's Board has decided to adjourn the Annual Meeting to a new place and time. The adjourned Annual Meeting will resume at 10:00 a.m., local time, on Friday, June 6, 1997, at The Camberley Brown Hotel, 335 West Broadway, Louisville, Kentucky. The information in this Supplement is a change from the information in the Proxy Statement that we first mailed to you on April 21, 1997.

  Under the original merger agreement between Providian and AEGON, AEGON had the right to call off the merger if the average AEGON share price was above $66.713, unless Providian agreed to exercise the "make-whole" provision and accept fewer shares of AEGON. On May 14, 1997, the AEGON share price on the New York Stock Exchange closed at $73.125 and has been above $66.713 since May 8, 1997, the first day of the twenty day trading period to be used in calculating the average AEGON share price if the merger becomes effective on June 9, 1997. For a complete description of how the exchange of Providian shares for AEGON shares and the "make-whole" provision worked, see pages 1, 2, 19, 38 and 70 of the Proxy Statement.

  Because the average AEGON share price is currently above $66.713, AEGON could have been faced with the decision of whether to exercise its termination right and the Providian Board could have been faced with the decision of whether to exercise the "make-whole" provision if AEGON decided to terminate the merger. In order to eliminate this uncertainty, we and AEGON have renegotiated the value that you will receive in the merger if the average AEGON share price is above $66.713. As a result of an amendment to the merger agreement, AEGON no longer has the right to terminate the merger agreement if the average AEGON share price is above $66.713. Under the amendment, if the average AEGON share price is above $66.713, you will receive in exchange for each of your Providian shares, shares of AEGON with a value equal to the midpoint between what you would have received if the "make-whole" provision had been exercised and what you would have received if such former "make-whole" provision was not exercised. As a result, you will share in any increase in the average AEGON share price above $66.713. Prior to the amendment to the merger agreement, Providian stockholders were not assured of receiving any of this additional value, since AEGON had the right to call off the merger unless the "make-whole" provision was exercised.

  A copy of the amendment to the merger agreement is attached to this Supplement as Appendix A and is incorporated herein by reference. You should read the entire merger agreement included in the Proxy Statement in conjunction with this amendment.

  The table below shows some hypothetical examples of how we would use the new formula contained in the amendment to the merger agreement to determine the fraction of an AEGON common share that will be issued for each Providian share in the merger if the AEGON average share price is $66.713 or higher. We have used a variety of average market values for AEGON common shares to show you what you will receive at various AEGON common share prices. This table assumes that you own 100 Providian shares.

                                                                               PERCENT OF
                               NUMBER OF                                      AEGON SHARES
        AVERAGE                  AEGON       CASH PAYMENT                        HELD BY
         AEGON       EXCHANGE SHARES TO BE    IN PLACE OF       VALUE PER       PROVIDIAN
      MARKET VALUE    RATIO     RECEIVED   FRACTIONAL SHARES PROVIDIAN SHARE STOCKHOLDERS(1)
      ------------   -------- ------------ ----------------- --------------- ---------------
        $66.713      .457868       45           $52.49           $30.55           14.86%
        $70.00       .447113       44           $49.79           $31.30           14.54%
        $75.00       .432567       43           $19.25           $32.44           14.11%

--------
(1)Based upon shares outstanding at December 31, 1996.

  Using the same hypothetical average AEGON share prices, we compare the exchange ratio and value per Providian share that you would have received before the amendment, both with and without the "make-whole," to the amount you would receive under the amendment.

                       BEFORE AMENDMENT                   AFTER AMENDMENT
         --------------------------------------------- ----------------------
           WITH "MAKE-WHOLE"     WITHOUT "MAKE-WHOLE"
         ---------------------- ----------------------
AVERAGE
 AEGON                VALUE                  VALUE                  VALUE
MARKET   EXCHANGE PER PROVIDIAN EXCHANGE PER PROVIDIAN EXCHANGE PER PROVIDIAN
 VALUE    RATIO       SHARE      RATIO       SHARE      RATIO       SHARE
-------  -------- ------------- -------- ------------- -------- -------------
$66.713  .457868     $30.55     .457868     $30.55     .457868     $30.55
$70.00   .436357     $30.55     .457868     $32.05     .447113     $31.30
$75.00   .407267     $30.55     .457868     $34.34     .432567     $32.44

  The following table presents AEGON pro forma net income per share and shareholders' equity per share at certain hypothetical price and fractional share combinations above $66.713 after giving effect to the new formula contained in the amendment to the merger agreement. This table replaces the column in footnote (3) on page 19 of the Proxy Statement entitled "With Exercise of "Make-Whole' Option" and should be read in conjunction with the table on page 18 of the Proxy Statement.

   AEGON hypothetical share price.............................   $70.00   $75.00
   Fractional share received.................................. 0.447113 0.432567
   YEAR ENDED DECEMBER 31, 1995:
     Primary..................................................    $1.15    $1.11
     Fully diluted............................................     1.09     1.06
   SIX MONTHS ENDED JUNE 30, 1996:
     Primary..................................................    $0.78    $0.75
     Fully diluted............................................     0.74     0.72
   SHAREHOLDERS' EQUITY JUNE 30, 1996.........................   $12.59   $12.38

  As I stated in my letter to you attached to the Proxy Statement, regardless of the number of shares that you own or whether you plan to attend the meeting, it is important that your shares be represented and voted at the meeting. Because the number of AEGON shares that you receive in the merger may be different from what we described in the Proxy Statement, we are sending you a new proxy card in case this information changes your decision. If you have already returned your proxy card, your prior vote on the merger will still be counted, unless you revoke your prior vote or send in a new proxy card. We believe that this amendment to the merger agreement is very beneficial to our stockholders and we strongly encourage you to vote FOR the merger with AEGON. As a result, if you have not yet returned your proxy or you wish to change your prior vote, you should complete, sign and date the enclosed proxy card and return it in the enclosed postage prepaid envelope.

  If you have any questions or comments about this letter or anything in the Proxy Statement, please call our Shareholder Relations Department, collect, at
(502) 560-3508. We look forward to seeing you at the meeting.

                                        Sincerely,

                                        /s/ Irving W. Bailey II

                                        Irving W. Bailey II
                                        Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE AEGON COMMON SHARES TO BE ISSUED OR THE PROVIDIAN BANCORP COMMON STOCK TO BE DISTRIBUTED TO PROVIDIAN STOCKHOLDERS, OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Proxy Statement/Prospectus Supplement dated May 16, 1997 and first mailed to stockholders on May 16, 1997.

                                                                     APPENDIX A

  AMENDMENT (this "Amendment"), dated as of May 15, 1997, to the Amended and Restated Plan and Agreement of Merger and Reorganization, dated as of December 28, 1996, by and among AEGON N.V., a company formed under the laws of The Netherlands ("Merger Partner"), LT MERGER CORP., a Delaware corporation and a wholly owned subsidiary of Merger Partner ("Sub"), and PROVIDIAN CORPORATION, a Delaware corporation ("Company").

  WHEREAS, Merger Partner, Sub and Company have entered into an Amended and Restated Plan and Agreement of Merger and Reorganization, dated as of December 28, 1996 (the "Merger Agreement");

  WHEREAS, Merger Partner, Sub and Company wish to amend the Merger Agreement;

  NOW, THEREFORE, in consideration of the premises and of the mutual agreements contained herein, the parties agree as follows:

I. AMENDMENTS.

  1. Existing Section 2.2(c) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

    "(c) Subject to Section 2.3(c), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.2(b)) shall be converted into a right to receive a number (the "Exchange Ratio") of shares, or fraction thereof, of voting common stock, par value of one Dutch Guilder per share, of Merger Partner ("Merger Partner Common Stock") determined by dividing $28.00 by the Share Price (as defined below), subject to the provisions of Section 8.1(b)(vi), if applicable. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares (a "Certificate") shall thereafter represent the right to receive that number of shares of Merger Partner Common Stock into which such shares of Company Common Stock have been converted. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Merger Partner Common Stock, and cash in lieu of any fractional share, issued in consideration therefor upon the surrender of such certificates in accordance with Section 2.3, without interest. For purposes of this Agreement, (i) the term "Share Price" shall be equal to the Fair Market Value at the Effective Time of one share of Merger Partner Common Stock; provided, however, that if such Fair Market Value at the Effective Time is less than $50.034, then the Share Price shall be $50.034, and if such Fair Market Value at the Effective Time is greater than $61.153, then the Share Price shall be $61.153; and (ii) the term "Fair Market Value at the Effective Time" of one share of Merger Partner Common Stock shall be the average during the 20 trading days immediately preceding the last business day before the date of the Effective Time of the average daily high and low prices per share of Merger Partner Common Stock on the New York Stock Exchange ("NYSE"). Notwithstanding the foregoing, if the Fair Market Value at the Effective Time is greater than $66.713, the Exchange Ratio shall equal (x) the sum of
  (1) .457868 plus (2) $30.545 divided by the Fair Market Value at the Effective Time, divided by (y) 2."

  2. Section 8.1(c)(vi) of the Merger Agreement is hereby deleted in its entirety.

II. MISCELLANEOUS.

  1. Except as expressly amended by this Amendment, all of the terms and provisions of the Merger Agreement shall remain unchanged and continue in full force and effect and the parties hereto shall be entitled to all of the applicable benefits thereof and shall be responsible for all of their respective obligations thereunder.

  2. This Amendment may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This

Amendment shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

  3. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW PROVISIONS THEREOF).

  IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed and delivered by its respective duly authorized officers, all as of the date first above written.

                                          AEGON N.V.

                                                  /s/ Donald J. Shepard
                                          By: _________________________________
                                            Name: Donald J. Shepard
                                            Title:  Member of Executive Board

                                          LT MERGER CORP.

                                                  /s/ Patrick S. Baird
                                          By: _________________________________
                                            Name: Patrick S. Baird
                                            Title:  Chairman of the Board,
                                            President
                                                 and Treasurer

                                          PROVIDIAN CORPORATION

                                                 /s/ Irving W. Bailey II
                                          By: _________________________________
                                            Name: Irving W. Bailey II
                                            Title:  Chairman of the Board and
                                                 Chief Executive Officer

P                            PROVIDIAN CORPORATION
R
O                               P.O. BOX 32830
X                         LOUISVILLE, KENTUCKY 40232
Y
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned appoints Irving W. Bailey II, J. David Grissom and John M. Cranor III, and each of them, proxies with power of substitution to vote all shares of Common Stock which the undersigned would be entitled to vote at the Annual Meeting of Providian Corporation (the "Company") previously scheduled for May 29, 1997 at 11:00 a.m., Eastern Time, as adjourned to June 6, 1997 at 10:00 a.m., Eastern Time, and any adjournments thereof, upon the matters set forth below and any other business that may properly come before the meeting.

1. Election of four Directors. Nominees for directors are Lyle Everingham, Watts Hill, Jr., Ned C. Lautenbach and Larry D. Thompson.

2. Approval of the appointment by the Board of Directors of Ernst & Young LLP as the Company's independent auditors for 1997.

3. Approval of the proposal to approve the Amended and Restated Plan and Agreement of Merger and Reorganization, dated as of December 28, 1996, as amended, among AEGON N.V., LT Merger Corp. and the Company.

                               See Reverse Side

--------------------------------------------------------------------------------
                           s FOLD AND DETACH HERE s

[X]  Please mark your                                                     9863
     votes as in this
     example

IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS The Board of Directors recommends a vote FOR all proposals.

1. Election of Directors

                                  FOR       WITHHELD

                                  [_]          [_]


2. Approval of Independent Auditors


                       FOR       AGAINST        ABSTAIN
                       [_]         [_]            [_]

3. Approval of Merger


                       FOR       AGAINST        ABSTAIN
                       [_]         [_]            [_]



For, except vote withheld from the following nominee(s):

-------------------------------------------------------

SIGNATURE(S)    DATE:________________

Please sign exactly as your name appears on this proxy card. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.


--------------------------------------------------------------------------------
            s PLEASE DETACH HERE, COMPLETE, SIGN AND RETURN CARD s


                             PROVIDIAN CORPORATION
                        Annual Meeting of Stockholders
                                 May 29, 1997
                        (as adjourned to June 6, 1997)
                                  10:00 a.m.
                           The Camberley Brown Hotel
                               335 West Broadway
                          Louisville, Kentucky 40202